Mail Stop 4561
      May 17, 2007

Nicholas D. Gerber
United States Gasoline Fund, L.P.
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502

	Re:	United States Gasoline Fund, L.P.
		Registration Statement on Form S-1
      Filed April 19, 2007
		Registration No. 333-142206

Dear Mr. Gerber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

2. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you, the authorized purchasers or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Prior Performance of the General Partner and Affiliates, page 32
3. Please update the prior performance information, including the data regarding fund raising and performance, to the extent updated information is available.
4. Please advise us what data, if any, is available to illustrate how closely USOF`s NAV per unit has tracked USOF`s trading price per unit. Assuming such data is available, please disclose it or advise us why you believe it would not be material be to an investor.

WTI Light, Sweet Crude Oil, page 42
5. Please update the correlation chart to the extent updated information is available.

Redemption Procedures, page 49
6. In light of the fact that authorized purchasers may redeem one or more baskets on any business day, clarify to us whether units represent equity or liabilities. Please cite the guidance that you relied on in making this determination.

Financial Statements, page F-1
7. Please tell us why you are including unaudited financial statements as of March 31, 2007 when you were not formed until April
13, 2007.

Exhibits
8. Please file your tax and legal opinion with your next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bill Demarest, Staff Accountant at 202-551-
3432
or Dan Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

      Sincerely,


Elaine Wolff
Branch Chief

cc:	James M. Cain, Esq. (via facsimile)
	Sutherland, Asbill & Brennan LLP
Nicholas D. Gerber
United States Gasoline Fund, L.P.
May 17, 2007
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